

January 16, 2014

Via E-mail
Mr. Randy R. Wiese
Chief Financial Officer
CSG Systems International, Inc.
9555 Maroon Circle
Englewood, Colorado 80112

> Re: **CSG Systems International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 8, 2013**
> **File No. 0-27512**

Dear Mr. Wiese:

We have reviewed your letter dated December 19, 2013 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 5, 2013.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income, page 44

1.   We note your response to our prior comment 1. Supplementally provide us with a breakdown of revenues for both elements (i.e., maintenance and software/service) included in these arrangements for all periods presented in the filing. While it is acceptable to present revenues related to both the software products and the related implementation services accounted for under contract accounting on a combined basis in a separate income statement line item, revenues from such arrangements should be reported separately from other product and services revenues (i.e., maintenance). Therefore, if software/service revenues are greater 10% of total revenues, tell us how you

determined that a combined presentation with maintenance revenues within the same line item on the face of your consolidated statements of operations is appropriate.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 47

Prior Comment 2

2.   We note your response to our prior comment 2 which states that conversion/set-up fees included as part of your processing and related services arrangements do not have standalone value and are recognized over the initial contract term as opposed to the expected service period "because [y]our contractual renewal/extension period fees under said arrangements are not priced below [y]our initial fees, and often times, if such contracts are renewed, the original terms of the arrangement are renegotiated." It is not clear from your response why you believe that your customers do not benefit from the conversion/set-up services upon renegotiation of the original contract terms. Please clarify. As part of your response, please tell us whether you provide additional conversion/set-up services associated with the renewal/extension period fees. In addition, quantify the amount of conversion/set-up fees recognized in your financial statements for all periods presented.

You may contact Megan Akst, Staff Accountant at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief